AB 12/17

SEC Mail Processing Section

DEC 12 2012

Washington DC 401

SECURITIES AND EXCHANGE COMMISSION



12062136

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2011 (MM/DD/YY) AND ENDING 09/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ingalls & Snyder, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway
(No. and Street)

New York (City) NY (State) 10006-2802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Stolba (212) 269 - 7814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Stolba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ingalls & Snyder, LLC, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I further affirm that these financial statements are being made available to all members and allied members of the New York Stock Exchange, Inc.

Signature

Chief Financial Officer

Title

Notary Public

LARAINE SABATINO-LUGO
Notary Public, State of New York
No. 31-4669344
Qualified in New York County
Commission Expires Feb. 28, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

INGALLS & SNYDER, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

The Managing Directors
Ingalls & Snyder, LLC

We have audited the accompanying statement of financial condition of Ingalls & Snyder, LLC (the "Company") as of September 30, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ingalls & Snyder, LLC as of September 30, 2012 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
December 5, 2012

INGALLS & SNYDER, LLC

Statement of Financial Condition
September 30, 2012

ASSETS	
Cash and cash equivalents	$ 11,126,000
Deposits with clearing organizations	1,320,000
Receivable from brokers and dealers and clearing organizations	12,380,000
Receivable from customers	8,417,000
Receivable from noncustomers	974,000
Securities owned, at fair value	15,253,000
Property and equipment (net of accumulated depreciation of $3,996,000)	49,000
Fees receivable	3,087,000
Other	285,000
	$ 52,891,000
LIABILITIES	
Short-term bank loans	$ 15,000
Payable to brokers and dealers and clearing organizations	868,000
Payable to customers	6,709,000
Payable to noncustomers	5,911,000
Securities sold, not yet purchased, at fair value	11,652,000
Accrued compensation	1,200,000
Accounts payable, accrued expenses and other	1,251,000
	27,606,000
Commitments and contingencies (Note L)	
MEMBERS' CAPITAL	25,285,000
	$ 52,891,000

See notes to statement of financial condition

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Ingalls & Snyder, LLC (the "Company"), a limited liability company under the laws of the State of New York, is a clearing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business comprises several classes of services, including principal transactions, agency transactions and investment advisory.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

The Company carries its securities and securities sold, not yet purchased at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Level 1 assets and liabilities, including stocks, options and warrants, are valued on the last business day of the fiscal year at the last available reported sales price on the primary securities exchange on which the security is traded.

Corporate bonds, municipal bonds, preferred stock and United States Treasury Bills are classified within Level 2 of the fair value hierarchy and valued based on recently executed transactions or price quotations.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Investments that are classified within Level 3 are recorded at fair value as determined in good faith by management taking into consideration pertinent information, such as available markets, marketability, restrictions on disposition, original purchase price, estimates of liquidation value, current financial position and operating results and other appropriate information.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or nontransferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[1] Securities transactions: (continued)

The values assigned to securities and securities sold, not yet purchased and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

Proprietary securities transactions are recorded on the trade date, as if they had settled. Customer and noncustomer securities transactions and related commission income and expenses are reported on a settlement-date basis. Discounts and premiums on securities purchased are accreted and amortized, over the lives of the respective securities.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

[2] Securities borrowed:

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the market value of securities borrowed on a daily basis with additional collateral deposited or refunded as necessary.

[3] Investment advisory fees:

Investment advisory fees are charged based on agreements, in arrears.

[4] Income taxes:

As a limited liability company, the Company is not subject to federal and state income taxes. However, the Company is subject to New York City unincorporated business tax. Each member's distributive share of the Company's net income or loss is reported by each member in their individual income tax returns.

The Company has not recognized in this statement of financial condition any interest or penalties related to income taxes, and has no material unrecognized tax benefits. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years ending prior to December 31, 2009.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

[5] Cash equivalents:

The Company considers all highly liquid instruments with an initial maturity of three months or less to be cash equivalents.

[6] Property and equipment:

Property and equipment are stated at cost. Depreciation is provided by both the straight-line and accelerated methods over estimated useful lives of three to seven years. Leasehold improvements are amortized by the straight-line method over the term of the related lease.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE C - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Effective September 30, 2012, the Company was required to have $25,000 segregated in special reserve bank accounts for the exclusive benefit of customers, pursuant to Rule 15c3-3 of the SEC; the amount was deposited on October 1, 2012.

NOTE D - RELATED PARTY TRANSACTIONS

Receivable from and payable to noncustomers represent amounts receivable from or payable to the managing members of the Company. The Company has invested in the general partner of two affiliated investment companies.

The Company's Managing and Senior Directors share in the Company's profits and losses. For the year ended September 30, 2012, the Company's Directors received distributions of $17,831,000.

NOTE E - RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers and dealers and clearing organizations at September 30, 2012 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 1,620,000	$ 868,000
Receivable from clearing organizations	9,797,000	
Securities borrowed	505,000	
Due from brokers	458,000	
	$ 12,380,000	$ 868,000

Receivable from clearing organizations includes payables of approximately $308,000.

NOTE F - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND NONCUSTOMERS

Receivables from and payable to customers and noncustomers include amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables.

NOTE G - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consist of trading and investment securities at fair value, as follows:

	Fair Value Hierarchy			
	Level 1	Level 2	Level 3	Total
Securities Owned:				
Corporate bonds		$ 9,709,000		$ 9,709,000
United States Treasury Bill		5,100,000		5,100,000
Stocks and options	$ 163,000			163,000
Preferred stock		142,000		142,000
Affiliated investment companies			$ 139,000	139,000
	$ 163,000	$ 14,951,000	$ 139,000	$ 15,253,000
Securities Sold, Not Yet Purchased:				
Corporate bonds and options	$ 2,000	$ 11,650,000	$ 0	$ 11,652,000

Investments in affiliated investment companies represent interests in private investment companies that do not trade in an active market and represent investments that may require a lock up or future capital commitments. The Company has elected to value the affiliated investment companies using the net asset value ("NAV") of each investment company as reported by the investment company without adjustment, unless it is probable that the investment will be sold at a value significantly different than the reported NAV. At September 30, 2012, the affiliated investment companies are valued at their reported NAV.

The Company's Pricing Committee (the "Committee") is responsible for valuation policies and procedures and determining the fair value of investments. The Committee has procedures in place to determine the fair value of the Company's Level 3 investments. Such procedures are designed to assure that the applicable valuation approach is appropriate and that values included in these financial statements are based on observable inputs when possible or that unobservable valuation inputs are reasonable.

Valuation methodologies, including models, used for valuing Level 3 investments may include extrapolation and use observable inputs. The selection of applicable comparable inputs involves significant judgment, including qualitative and quantitative analysis of comparability. To the extent possible, executed transactions, observable market data such as broker-dealer quotes and third-party pricing sources are used for determining the fair value of Level 3 investments. Third-party pricing and model inputs are evaluated by corroborating such prices to executed transactions and gaining an understanding of the methodology and assumptions used to generate a valuation.

The following summarizes changes in fair value of the Company's Level 3 assets and liabilities for the year ended September 30, 2012:

Balance at September 30, 2011	$ 175,000
Transfer from Level 3 to other assets	(30,000)
Unrealized loss	(6,000)
Balance at September 30, 2012	$ 139,000

NOTE H - BANK LOANS

Customer loans of $10,000 are collateralized by $159,000 of customers' margin account securities, and noncustomer loans of $5,000 are collateralized by $10,000 of securities owned by the noncustomers.

NOTE I - FINANCIAL INSTRUMENTS AND RISK

Trading activities subject the Company to market, credit and interest rate risks. Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments. Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates.

The Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company will incur a loss if the fair value of the securities increases.

In the normal course of business, the Company's customer and noncustomer activities involve the execution, settlement and financing of various customer and noncustomer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer, noncustomer or other broker is unable to fulfill its contracted obligations.

The Company's customer and noncustomer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers and noncustomers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' and noncustomers' accounts. In connection with these activities, the Company executes and clears customer and noncustomer transactions involving the sale of securities not yet purchased ("short sales") and the writing of option contracts. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers and noncustomers may incur. In the event the customer or noncustomer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or noncustomer's obligations.

In accordance with industry practice, the Company records customer and noncustomer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' or noncustomers' inability to meet the terms of their contracts, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices.

The Company seeks to control the risks associated with its customer and noncustomer activities by requiring customers and noncustomers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers and noncustomers to deposit additional collateral, or reduce positions, when necessary.

The Company's customer and noncustomer financing and securities settlement activities require the Company to pledge customer and noncustomer securities as collateral in support of secured bank loans. In the event the counterparty is unable to meet its contracted obligation to return customer and noncustomer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer or noncustomer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis. At September 30, 2012, the market value of customer and noncustomer securities pledged under these secured financing transactions was in excess of amounts due.

NOTE I - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The Company is engaged in brokerage activities whose counterparties consist of registered brokers or dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE J - PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2012 consist of the following:

Furniture and fixtures	$ 332,000
Equipment	1,541,000
Computer software	997,000
Leasehold improvements	1,175,000
	4,045,000
Less accumulated depreciation and amortization	3,996,000
Property and equipment, net	$ 49,000

NOTE K - EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all eligible employees. Participant contributions to the plan are voluntary and are subject to limitations. The Company may also make discretionary contributions to the plan. During the year ended September 30, 2012, the Company made $180,000 in discretionary contributions.

NOTE L - COMMITMENTS AND CONTINGENCIES

[1] Commitments:

The Company is obligated under operating leases for office space expiring through April 30, 2014. Certain agreements are subject to periodic escalation provisions for real estate taxes and other charges. The minimum annual rental commitments under these leases are as follows:

Year Ending September 30,	
2013	$ 675,000
2014	396,000
	$ 1,071,000

Rent expense for the year ended September 30, 2012 amounted to $706,000.

[2] Contingencies:

The Company has issued letters of credit guaranteeing the margin requirement at Options Clearing Corporation. The letters of credit amounted to $100,000 for customer and noncustomer requirements which were secured by noncustomers' securities. At September 30, 2012, the margin requirement for customers and noncustomers was $0.

NOTE M - NET CAPITAL REQUIREMENTS

The Company is subject to the alternative net capital rule of the New York Stock Exchange, Inc. At September 30, 2012, the Company had net capital of $22,012,000, and its required minimum net capital was $1,000,000 as an executing broker under prime broker regulations.

NOTE N - SUBSEQUENT EVENTS

From October 1, 2012 through December 5, 2012, there were no returns of members' capital, aggregate distributions to members of $2,095,000, and no additional contributions.